Schedule 13D

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                               PlanetRx.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   727049 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas M. Boudreau, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                            c/o Express Scripts, Inc.
                              13900 Riverport Drive
                           Maryland Heights, MO 63043
                                 (314) 770-1666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               Sheila K. Davidson
                    Senior Vice President and General Counsel
                       c/o New York Life Insurance Company
                                51 Madison Avenue
                            New York, New York 10010
                                 (212) 576-4803

                                  June 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)
                              (Page 1 of 45 Pages)


      CUSIP No. 727049 10 8      Schedule 13D           Page 2 of 45 Pages


     This Amendment No. 1 amends and supplements the original Schedule 13D (the "Schedule 13D") dated October 13, 1999. All portions of such original filing remain correct and are unchanged by this Amendment No. 1 except that certain changes have been made to the information set forth in Rows 7, 9, 11 and 13 of the cover pages and Items 2, 5, 6 and 7 of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.


      CUSIP No. 727049 10 8      Schedule 13D           Page 3 of 45 Pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Express Scripts, Inc. 43-1420563


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                                (b)

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*
                    OO (See Item 3 of original Schedule 13D)


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)


     6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware


NUMBER OF SHARES          7     SOLE VOTING POWER

                                               10,269,990 (See Item 5)

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                               0

EACH REPORTING            9     SOLE DISPOSITIVE POWER

                                               10,269,990 (See Items 5 and 6)


PERSON WITH              10    SHARED DISPOSITIVE POWER

                                               0


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,269,990 shares of Common Stock (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.8%

    14    TYPE OF REPORTING PERSON*
                                       CO

      CUSIP No. 727049 10 8      Schedule 13D           Page 4 of 45 Pages


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        YourPharmacy.com, Inc. 43-1842584

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                                (b)

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*
                    OO (See Item 3 of original Schedule 13D)


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEM 2(d) OR 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware


   NUMBER OF SHARES       7     SOLE VOTING POWER

                                       10,269,990 (See Item 5)


BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                       0

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                       10,269,990 (See Items 5 and 6)

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                       0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,269,990 shares of Common Stock (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.8%

    14    TYPE OF REPORTING PERSON*
                                       CO


      CUSIP No. 727049 10 8      Schedule 13D           Page 5 of 45 Pages


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   New York Life Insurance Company 13-5582869

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                               (b)


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*
                    OO (See Item 3 of original Schedule 13D)

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,269,990 (See Item 5)

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                0

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,269,990 (See Items 5 and 6)


     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,269,990 shares of Common Stock (See Item 5)


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             HARES*


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.8%

    14       TYPE OF REPORTING PERSON*
                                       IC


      CUSIP No. 727049 10 8      Schedule 13D           Page 6 of 45 Pages


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NYLIFE LLC 13-4081725

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                                   (b)

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*
                    OO (See Item 3 of original Schedule 13D)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware


   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,269,990 (See Item 5)

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                 0

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,269,990 (See Items 5 and 6)

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                        0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,269,990 shares of Common Stock (See Item 5)


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.8%

    14       TYPE OF REPORTING PERSON*
                                       OO



      CUSIP No. 727049 10 8      Schedule 13D           Page 7 of 45 Pages

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  NYLIFE HealthCare Management, Inc. 13-3155670

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                                 (b)

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                    OO (See Item 3 of original Schedule 13D)

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEM 2(d) OR 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

   NUMBER OF SHARES       7     SOLE VOTING POWER

                                 10,269,990 (See Item 5)

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                  0

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                  10,269,990 (See Items 5 and 6)

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                  0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,269,990 shares of Common Stock (See Item 5)

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.8%


    14       TYPE OF REPORTING PERSON*
                                       CO


      CUSIP No. 727049 10 8      Schedule 13D           Page 8 of 45 Pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by Express Scripts on October 13, 1999 (the "Schedule 13D"), relating to the shares of common stock, par value $0.001, of PlanetRx.com, Inc. ("PlanetRx"), a Delaware corporation. The principal executive offices of PlanetRx are located at 349 Oyster Point Blvd., Suite 201, South San Francisco, CA 94080. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the original Schedule 13D.

     Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 1 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 2.       Identity and Background

     (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

     (1) Express Scripts, Inc., a Delaware corporation ("ESI") 13900 Riverport Drive, Maryland Heights, MO 63043, U.S.A.; and

     (2) YourPharmacy.com, Inc., a Delaware corporation ("YPC") 13900 Riverport Drive, Maryland Heights, MO 63043, U.S.A.

     (3) New York Life Insurance Company, a New York mutual life insurance company ("NYL") 51 Madison Avenue, New York, NY 10010, U.S.A.

     (4) NYLIFE, LLC, a Delaware limited liability company ("NYLife") 51 Madison Avenue, New York, NY 10010, U.S.A.

     (5) NYLIFE HealthCare Management, Inc., a Delaware corporation ("NYLIFE HealthCare") 51 Madison Avenue, New York, NY 10010, U.S.A.

     ESI is headquartered in St. Louis, Missouri, and is the largest full-service pharmacy benefit management (PBM) company independent of pharmaceutical manufacturer or drugstore ownership in North America. The Company coordinates the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs, mail pharmacy services, formulary management programs and other clinical management programs. The Company provides these types of services for clients that include health maintenance organizations (HMOs), health insurers, third-party administrators, employers and union-sponsored benefit plans.

     The Company's PBM services are provided to approximately 38 million members enrolled in health plans sponsored by the Company's clients, excluding members from United HealthCare Group. The Company delivers its PBM services through networks of more than 52,000 retail pharmacies, representing more than 99 percent of all U.S. retail pharmacies and five Company-owned mail pharmacy service centers.

     YPC is a wholly owned subsidiary of ESI.

     NYL, together with its subsidiaries, is one of the largest insurance companies in the United States measured by assets. NYL and its affiliates offer life insurance, annuity, and securities products and services such as institutional and retail mutual funds and 401(k) products and also provides institutional asset management and trust services. NYL is the parent of NYLife, which is the parent of a number of non-insurance subsidiaries, including NYLIFE HealthCare, which owns all the outstanding shares of Class B common stock of ESI. Holders of Class A common stock of ESI are entitled to one vote for each share held by them on all matters presented to stockholders. Pursuant to ESI's certificate of incorporation, the holders of Class B common stock have ten votes per share. As a result of the disproportionate voting rights given to holders of Class B common stock, NYLIFE HealthCare owns approximately 86.2% of the combined voting power of ESI's common stock. The address of the principal business and the principal office of NYL, NYLife and NYLIFE HealthCare is 51 Madison Avenue, New York, New York 10010.

     Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.       Interest in Securities of the Issuer.

     (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 10,269,990 Shares of PlanetRx. This amount constitutes approximately 19.8% of the outstanding Shares, based upon a total of 51,752,241 outstanding Shares as of June 27, 2000 as represented by PlanetRx to the Reporting Persons on such date.

     The Reporting Persons have the sole power to vote and, except as described below in Item 6, the sole power to dispose such Shares. The filing of this
Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares other than those discussed in this paragraph.

     (c) On June 27, 2000, the Reporting Persons transferred by gift 100,000 Shares of PlanetRx. Except for this transaction and as set forth in this Item 5, or Item 4, Item 6 or in Appendix B attached to the original Schedule 13D and incorporated herein by reference, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any directors or executive officers of any of the Reporting Persons and no other person described in Item 2 hereof have, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     (d) No one else will have the right to receive or the power to direct the receipt of dividends from the Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented by the following:

     On June 19, 2000, Express Scripts entered into an agreement with PlanetRx, terminating the October 13, 1999 agreement between these parties (the "Previous Agreement") and releasing each other from any claims arising under the Previous Agreement. Pursuant to the new agreement, PlanetRx will continue to be a participating pharmacy in Express Scripts' network of retail pharmacies for non-objecting sponsors. Additionally, Express Scripts has designated PlanetRx as its "preferred" internet pharmacy in its retail networks, subject to certain exceptions. Express Scripts may terminate the agreement (a) within 30 days after PlanetRx provides notice of a "change in control" or of the acquisition of 30% or more of PlanetRx's stock by a PBM competitor or (b) immediately upon an event of default, as specified in the agreement. Unless earlier terminated, the Agreement will terminate on June 19, 2005.

     On July 5, 2000, PlanetRx is required to pay to Express Scripts $8,000,000 as payment in full of all obligations under the agreement and the Previous Agreement. If Express Scripts does not receive the payment, the agreement will be null and void.

     Under the agreement, Express Scripts agrees not to transfer its shares of PlanetRx stock, without the prior written consent of PlanetRx, prior to January 1, 2001, except in a private transaction in accordance with an exemption under applicable securities laws, provided the transferee agrees to be bound by such restriction.

     The agreement specifies that the parties shall make a good faith effort to negotiate and execute a depository agreement by July 31, 2000 that will require PlanetRx to deposit the source code for and a working copy of the then current versions of certain of its proprietary software. Such depository agreement will also grant to Express Scripts a license to use such software on its own website if PlanetRx terminates its business or files for bankruptcy, liquidation or similar events. In addition, the agreement provides that the parties will discuss entering into an outsourcing agreement pursuant to which PlanetRx will fill mail pharmacy prescriptions for Express Scripts at Express Scripts' sole discretion.

     A copy of the  agreement is filed as Exhibit 7 to this  Amendment  No. 1 of
Schedule 13D and incorporated herein by reference. Attached as Exhibit I to the agreement is the Internet Pharmacy Provider Agreement which terminates the previous Internet Pharmacy Provider Agreement and sets forth the terms and conditions pursuant to which PlanetRx will provide internet pharmacy services to eligible members of certain prescription drug programs by participating in Express Scripts' pharmacy networks.

                                    * * * * *

     The summary contained in this Schedule 13D of certain provisions of such agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated by reference as exhibits hereto and incorporated by reference herein.



Item 7.       Material To Be Filed As Exhibits

Exhibit 1      Asset Contribution and Reorganization Agreement dated August
               31, 1999 by and among PlanetRx.com, Inc., PRX Holdings, Inc., PRX Acquisition, Corp., YourPharmacy.com, Inc., and Express Scripts, Inc. (incorporated by reference to Exhibit 2.1 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 2 *    Agreement  dated  August  31,  1999 by and among  Express
               Scripts, Inc. and PlanetRx.com, Inc. (incorporated by reference to the Exhibit No. 10.17 to PlanetRx's Registration Statement on
               Form S-1, as amended (Registration Number 333-82485)).

Exhibit 3      Amended and Restated Investors' Rights Agreement dated as of
               June 3,  1999,  (incorporated  by  reference  to  Exhibit  4.2 to
               PlanetRx's   Registration  Statement  on  Form  S-1,  as  amended
               (Registration Number 333-82485)).

Exhibit  4     Amendment  of  Amended  and  Restated   Investors'  Rights
               Agreement   dated  as  of  October   13,   1999  by  and  between
               PlanetRx.com, Inc. and YourPharmacy.com, Inc. (incorporated by reference to Exhibit 4 of the original Schedule 13D).

Exhibit 5 Lock-up Agreement dated as of October 13, 1999 between YourPharmacy.com, Inc. and Goldman Sachs & Co. (incorporated by reference to Exhibit 5 to the original Schedule 13D).

Exhibit 6 Agreement Regarding Joint Filing and Power of Attorney (incorporated by reference to Exhibit 6 to the original Schedule
               13D).

Exhibit 7 **   Agreement  dated  June  19,  2000 by and  among  Express
               Scripts, Inc. and PlanetRx.com, Inc.

* Incorporated by reference pursuant to confidential treatment request granted by Securities Exchange Commission.

** Confidential treatment requested for certain portions of this Exhibit which have been redacted in the copy of the exhibit filed with the Commission. The omitted information has been filed separately with the Commission pursuant to an application for confidential treatment.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2000

                            EXPRESS SCRIPTS, INC.


                              By:             *
                                   ------------------------------------------
                                       Name:
                                       Title:



                             YOURPHARMACY.COM, INC.


                               By:            *
                                   ------------------------------------------
                                        Name:
                                        Title:



                              NEW YORK LIFE
                                INSURANCE COMPANY


                               By:            *
                                   ------------------------------------------
                                        Name:
                                        Title:



                              NYLIFE LLC


                               By:             *
                                    ------------------------------------------
                                        Name:
                                        Title:

                              NYLIFE HEALTHCARE
                              MANAGEMENT, INC.


                                By:              *
                                        --------------------------------------
                                Name:
                                Title:

By:     /s/ Keith J. Ebling
Name:   Keith J. Ebling
Title:  Authorized Agent and Attorney-in Fact
        under Power of Attorney
        filed with Schedule 13D dated October
        13, 1999


                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

     Directors and Executive Officers of Express Scripts, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Express
Scripts, Inc. The principal address of Express Scripts, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Express Scripts, Inc.


Name and Current
Business Address       Present Principal Occupation or Employment
----------------       ------------------------------------------

TERRENCE D. ARNDT      Terrence D. Arndt serves as Senior Vice President of
                        Marketing.

HOWARD I. ATKINS       Howard I. Atkins serves as a director and Executive Vice
                        President and the Chief Financial Officer of NYL.

STUART L. BASCOMB      Stuart L. Bascomb serves as Executive Vice President of
                        Sales and Provider Relations, and as a director.

GARY G. BENANAV        Gary G. Benanav serves as a director and as a Vice
                        Chairman of NYL.

FRANK J. BORELLI       Frank J. Borelli serves as a director and as a Senior
                        Vice President and a director of Marsh & McLennan Companies.

THOMAS M. BOUDREAU     Thomas M. Boudreau serves as Senior Vice President,
                        General Counsel and Secretary.

JUDITH E. CAMPBELL     Judith E. Campbell serves as a director and as Chief
                        Information Officer of NYL.

MABEL F. CHEN          Mabel F. Chen serves as Senior Vice President and
                        Director of Site Operations.

ROBERT W. DAVIS        Robert W. Davis serves as Senior Vice President and Chief
                        Information Systems Officer.

BARBARA B. HILL        Barbara B. Hill serves as a director and is the former
                        President and Chief Executive Officer of Rush Prudential Health Plan.

MARK O. JOHNSON        Mark O. Johnson serves as Senior Vice President of
                        Integration.


RICHARD M. KERNAN, JR. Richard M. Kernan, Jr. serves as a director and as the
                        Executive Vice President and the Chief Investment Officer of NYL.

LINDA L. LOGSDON       Linda L. Logsdon serves as Executive Vice President of
                        Health Management Services.

DAVID A LOWENBERG      David A. Lowenberg serves as Chief Operating Officer.


RICHARD A. NORLING     Richard A. Norling serves as a director of ESI and as
                        the Chief Executive Officer of Premier, Inc.

GEORGE PAZ             George Paz serves as Senior Vice President and Chief
                        Financial Officer.

JOSEPH W. PLUM         Joseph W. Plum serves as Vice President and Chief
                        Accounting Officer.

FREDERICK J. SIEVERT   Frederick J. Sievert serves as a director and as a Vice
                        Chairman of NYL.

STEPHEN N. STEINIG     Stephen N. Steinig serves as a director and as the
                        Senior Vice President and Chief Actuary of NYL.

SEYMOUR STERNBERG      Seymour Sternberg serves as a director and as the
                        Chairman,  President  and Chief
                        Executive Officer of NYL.

BARRETT A. TOAN        Barrett A. Toan serves as President, Chief Executive
                        Officer, and a director.

HOWARD L. WALTMAN      Howard L. Waltman serves as Chairman of the Board and is
                         the retired Chairman and Chief Executive Officer of Sanus Corp. Health Systems, which was a wholly owned subsidiary of NYL and subsequently sold to Aetna US Healthcare, Inc.

GARY E. WENDLANDT      Gary E. Wendlandt serves as a director and is the
                        Executive Vice President of Asset Management of NYL.

NORMAN ZACHARY         Norman Zachary serves as a director and is the retired
                        President of Logica Data Architects, Inc., a consulting and software development company.


     Directors and Executive Officers of the YourPharmacy.com, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the YourPharmacy.com, Inc. The principal address of YourPharmacy.com, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with YourPharmacy.com, Inc.

Name and Current
Business Address       Present Principal Occupation or Employment
-----------------      ------------------------------------------

BARRETT A. TOAN       Chairman and  President.
                      See the  description of Mr. Toan appearing above.


GEORGE PAZ            Vice President.  See the description of
                      Mr. Paz appearing above.



THOMAS M. BOUDREAU    Vice President and Secretary.   See the description of
                      Mr. Boudreau appearing above.


     Directors and Executive Officers of the New York Life Insurance Company. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the New York Life Insurance Company. The principal address of New York Life Insurance Company and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with New York Life Insurance Company.


Name and Current
Business Address          Present Principal Occupation or Employment
----------------          ----------------------------------------------------

BETTY C. ALEWINE          Betty C. Alewine serves as a director.  Ms. Alewine
Comstat Corporation       is President and Chief Executive Officer of COMSAT
6560 Rock Spring Drive    Corporation
Bethesda, MD 20817

HOWARD I. ATKINS          Howard I. Atkins serves as an Executive Vice President
                          and Chief Financial Officer.

ROBERT M. BAYLIS          Robert M. Baylis serves as a director.  Mr. Baylis is
                          a former Vice Chairman of CS First Boston, Inc.

GARY G. BENANAV           Gary G. Benanav serves as Vice Chairman of the Board.
                          Mr. Brenanav is Chairman and Chief Executive Officer of New York Life International, Inc.

FRANK M. BOCCIO           Frank M. Boccio serves as Senior Vice President.

JAMES L. BROADHEAD        James L. Broadhead serves as a director. Mr.Broadhead
FPL Group, Inc.           is Chairman of the Board, President and Chief
700 Universe Boulevard    Executive Officer of FPL Group, Inc.
(P.O. Box 14000)
Juno Beach, FL 33408

WILLIAM G. BURNS          William G. Burns serves as a director.  Mr. Burns is
                          a former Vice Chairman of NYNEX Corporation.


PATRICIA T. CARBINE       Patricia T. Carbine serves as a director. Ms. Carbine
                          is a co-founder and President of the Ms. Foundation for Education and Communication, Inc.

JUDITH E. CAMPBELL        Judith E. Campbell serves as Senior Vice President
                          and Chief Information Officer.

JESSIE M. COLGATE         Jessie M. Colgate serves as Senior Vice President.

SHEILA K. DAVIDSON        Sheila K. Davidson serves as Senior Vice President
                          and General Counsel

KENT B. FOSTER            Kent B. Foster serves as a director and is Chairman,
Ingram Micro, Inc.        President and Chief Executive Officer of Ingram
1600 East St. Andrew Pl.  Micro, Inc.
Santa Ana, CA 92799

CONRAD K. HARPER          Conrad K. Harper serves as a director.  Mr. Harper is
Simpson Thacher & Bartlett  a partner in the law firm of Simpson Thacher &
425 Lexington Avenue        Bartlett
New York, NY 10017-3954

SOLOMON GOLDFINGER        Solomon Goldfinger serves as Senior Vice President.

PHILLIP J. HILDEBRAND     Phillip J. Hildebrand serves as Executive Vice
                          President.

RICHARD M. KERNAN, JR.    Richard M. Kernan, Jr., serves as a director and is
                          the Executive Vice President and Chief Investment
                          Officer.

LESLIE G. MCCRAW, JR.     Leslie G. McCraw,Jr. serves as a director.  Mr. McCraw
Fluor  Corporation        is a retired  Chairman  and  Chief  Executive Officer
100 Fluor Daniel Drive    of Fluor Corporation
Greenville, SC 29607-2762

DAVID W. MITCHELL         David W. Mitchell serves as a director.  Mr. Mitchell
                          is a retired Chairman and Chief Executive Officer of Avon Products, Inc.

RICHARD R. PIVIROTTO      Richard R. Pivirotto serves as a director.
                          Mr. Pivirotto is a retired Chairman of Associated Dry
                          Goods Corporation.

FREDERICK J. SIEVERT      Frederick J. Sievert serves as Vice Chairman of the
                          Board.

SEYMOUR STERNBERG         Seymour Sternberg serves as Chairman of the Board,
                          President and Chief Executive Officer.

GEORGE J. TRAPP           George J. Trapp serves as Executive Vice President
                          and Secretary.

GARY E. WENDLANDT         Gary E. Wendlandt serves as Executive Vice President.
                          Mr. Wendlandt is Chairman and Chief Executive
                          Officer of New York Life Asset Management LLC.


     Managers and Executive Officers of NYLIFE LLC. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each manager and executive officer of the NYLIFE LLC. The principal address of NYLIFE LLC. and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with NYLIFE LLC.

 Name and Current
 Business Address              Present Principal Occupation or Employment
-----------------              --------------------------------------------

RAVI AKHOURY                   Ravi Akhoury serves as a manager.  Mr. Akhoury
                               is Chairman and Chief Executive Officer of
                               MacKay Shields LLC.

HOWARD I. ATKINS               Howard I. Atkins serves as a manager.  See the
                               description of Mr. Atkins above.

GARY G. BENANAV                Gary G. Benanav serves as a manager.  See the
                               description of Mr. Benanav above.

FRANK M. BOCCIO                Frank M. Boccio serves as a manager.  See the
                               description of Mr. Boccio above.

JUDITH E. CAMPBELL             Judith E. Campbell serves as a manager.  See the
                               description of  Ms. Campbell above.

JESSIE M. COLGATE              Jessie M. Colgate serves as a manager.  See the
                               description of Ms. Colgate above.

THOMAS F. FLOURNOY, III        Thomas F. Flournoy, III serves as a manager and
                               is a consultant to  NYL.

SOLOMON GOLDFINGER             Solomon Goldfinger serves as a manager.  See
                               the description of Mr. Goldfinger above.

PHILLIP J. HILDEBRAND          Phillip J. Hildebrand serves as a manager. See
                               the description of Mr. Hildebrand above.

RICHARD M. KERNAN, JR.         Richard M. Kernan, Jr. serves as a manager and
                               as Chairman. See the description of Mr. Kernan above.

MELBOURNE NUNES                Melbourne Nunes serves as Senior Vice President,
                               Legal for NYL and NYLife.

ANNE F. POLLACK                Anne F. Pollack serves as Senior Vice President,
                               Individual Operations for NYLife and as Senior
                               Vice President for NYL.

STEPHEN C. ROUSSIN             Stephen C. Roussin serves as Senior Vice
                               President, Asset Management for NYL and NYLife
                               Mr. Roussin is President of New York
                               Life Asset Management LLC.

FREDERICK J. SIEVERT           Frederick J. Sievert serves as a manager.
                               See the description of Mr. Sievert above.

SEYMOUR STERNBERG              Seymour Sternberg serves as a manager and as
                               President. See the description of Mr. Sternberg above.

GEORGE J. TRAPP                George J. Trapp serves as a manager.  See the
                               description of Mr.Trapp above.

GARY R. WENDLANDT              Gary E. Wendlandt serves as a manager.  See
                               the description of Mr. Wendlandt above.



     Directors and Executive Officers of NYLIFE HealthCare Management,  Inc.
Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the NYLIFE HealthCare Management, Inc. The principal address of NYLIFE HealthCare Management, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with NYLIFE HealthCare Management, Inc.

  Name and Current            Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
-------------------           --------------------------------------------------

HOWARD I. ATKINS           Howard  I.  Atkins  serves  as  Executive  Vice
                           President.  See the  description of Mr. Atkins above.

RICHARD M. KERNAN, JR.     Richard M. Kernan,  Jr.  serves as Executive Vice
                           President and as a Director. See the description of Mr. Kernan above.

STEPHEN N. STEINIG         Stephen N.  Steinig  serves as  Executive  Vice
                           President.  Mr. Steinig also serves as Senior
                           Vice President and Chief Actuary of NYL.

SEYMOUR STERNBERG          Mr.  Sternberg  serves as  Chairman,  Chief
                           Executive Officer and President.
                           See the description of Mr. Sternberg above.